UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2020 (Report No. 4)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Perion Network Ltd. (the “Registrant” or the “Company”) hereby announces that the shareholders of the Company approved the Proposal brought before the adjourned general meeting of shareholders held on February 13, 2020 (the “Adjourned Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or SEC, on December 26, 2019 (the “Proxy Statement”), and clarified in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or SEC, on February 6, 2020.

14,171,768 ordinary shares, representing approximately 54% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Adjourned Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Maoz Sigron Name: Maoz Sigron Title: Chief Financial Officer

Date: February 13, 2020